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April 29, 2006                                              MICHAEL J. MESSAGLIA
                                                     DIRECT DIAL: (317) 238-6249
                                                  E-MAIL: MMESSAGLIA@KDLEGAL.COM

VIA EDGAR



United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Joyce Sweeney, Accounting Branch Chief
       Benjamin Phippen, Staff Accountant

       Re:  Blue River Bancshares, Inc.
            Form 10-KSB for the fiscal year ended December 31, 2005 File No. 0-24501


Ladies and Gentlemen:


     On behalf of our client, Blue River Bancshares, Inc. (the "Company"), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the "Commission") received April 19, 2006 concerning the above-referenced report of the Company. The Staff's comments are addressed in the order in which they were presented in the Staff's letter.


                             COMMENTS AND RESPONSES


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

ALLOWANCE FOR LOAN LOSSES, PAGE 51 AND 52

WE NOTE THAT YOUR DISCLOSURES ON PAGES 51 AND 52 THAT YOUR ALLOWANCE HAS DECREASED WHILE YOUR LOAN PORTFOLIO INCREASED AND YOUR NON-PERFORMING LOANS AND NET CHARGE-OFFS AS A PERCENTAGE OF LOANS INCREASED. PLEASE TELL US, AND IN FUTURE FILINGS DISCLOSE THE REASONS FOR THE DECREASE IN YOUR LOAN LOSS PROVISION AND ALLOWANCE DURING 2005 IN LIGHT OF THE APPARENT NEGATIVE ASSET QUALITY TRENDS. IN YOUR ANALYSIS, PLEASE DESCRIBE HOW CHANGES IN YOUR PORTFOLIO COMPOSITION, NET CHARGE-OFFS AND NON-PERFORMING LOANS, AND OTHER FACTORS IMPACTED YOUR DETERMINATION OF THE ALLOWANCE AND PROVISION FOR LOAN LOSSES.

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United States Securities and Exchange Commission
Division of Corporate Finance
April 29, 2006
Page 2



     The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, and allocations for pools of other loans. The Company reviews impaired and Watch List loans on a case-by-case basis to allocate a specific dollar amount of reserves based on available repayment sources and collateral, whereas all other loans are reserved for based on assigned reserve percentages evaluated by loan pools. Reserve percentages for loan pools are based on the Company's loss history, adjusted for trends and environmental factors. The loan pools utilized by the Company are construction, residential real estate, commercial, commercial real estate, home equity, and consumer.

     In 2005, the Company's allowance for loan losses and related provision expense declined because allocations for both specific loans and loan pools declined. Specific allocations totaled $853,000 at December 31, 2005 compared to $948,000 at December 31, 2004, and pooled allocations were $492,000 at December 31, 2005 compared to $849,000 at December 31, 2004. The decline is primarily due to improving trends in both the specific and pooled loan categories.

     Specific allocations at December 31, 2005 were considered adequate based on the individual analysis of all impaired and watch list loans at that date. The increase in non-performing loans, which was primarily in non-accruing loans, was considered in developing the specific allocations. The increase in non-accrual loans was primarily related to two loans, and these loans were analyzed and appropriate specific allocations were assigned. The decline in total specific allocations is partially attributable to previous problem loans reaching resolution, some of which resulted in charge-offs in 2005. The 2005 increase in charge-offs is primarily reflective of four commercial loans totaling $344,000. A portion of the charge-offs were previously provided for in the allowance, and the effect on specific allocations from the resolution of these loans and improvement in other loans has been larger than the effect of new or increased allocations on other problem loans, resulting in a decline in total specific allocations at December 31, 2005.

     General allocations on other loan pools declined due to the Bank's improved historical losses, including consideration of the composition of loss history by pool. The Company experienced a period of extremely high losses in the past, largely focused in 2001. Since that period, loss experience has improved, and the impact of this high loss history has been gradually reduced in the allowance calculation by increasing subsequent periods of lower loss experience. While 2005 net charge-offs were increased compared to 2004, the level of charge-offs was not large enough in comparison to the Company's over-all loss history to have a dramatic impact on historical loss percentages. As previously mentioned, the 2005 increase in charge-offs is primarily reflective of four commercial loans totaling $344,000, and this charge-off experience



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United States Securities and Exchange Commission
Division of Corporate Finance
April 29, 2006
Page 3



was included in the computation of commercial loan loss history. However, charge-offs in the other loan pool categories decreased $189,000 from 2004 to 2005, which resulted in reductions to the historical loss history and allocations for these pools. The Company also considered whether the increase in commercial charge-offs and non-performing loans indicated the need for further adjustment to historical loss allocations. However, management concluded these increases were related to the work-out and resolution of a handful of previous problem loans and are not indicative of expectations of future trends.

     In the future, the Company will provide additional disclosure regarding the components of the allowance, changes in the components, the reason for the changes and the effects of the changes on the allowance and provision expense in Management's Discussion and Analysis.


     By counsel, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the of the United States.

     If you have any questions or need additional information regarding the matters discussed herein, please do not hesitate to contact me.

                                                Sincerely,

                                                /s/ Michael J. Messaglia

                                                Michael J. Messaglia